Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp. and Rocket Lab USA, Inc.

(Commission File No. 333-257440-01)

Rocket Lab to Launch Three Back-To-Back Missions for BlackSky

from late August

The next Electron rocket on the pad is the first of three dedicated missions for BlackSky scheduled for lift-

off from late August through September.

Long Beach, California. August 10, 2021 – Rocket Lab, a leading launch provider and space systems company, has today announced its next mission is part of a rapid launch schedule of three dedicated Electron missions for global monitoring provider BlackSky.

Scheduled to lift-off from Launch Complex 1 on New Zealand’s Mahia Peninsula in late August, the ‘Love At First Insight’ mission will be Rocket Lab’s 22nd Electron launch overall and fifth mission of 2021. ‘Love At First Insight’ is the first in a rapid succession of scheduled Electron launches between late August through September that represent the company’s fastest launch turnarounds to date.

The ‘Love At First Insight’ mission is the latest in a multi-launch agreement signed earlier this year for BlackSky between Rocket Lab and Spaceflight Inc., which is providing integration and mission management services for BlackSky. This mission will deploy the eighth and ninth satellites of BlackSky’s planned constellation as part of that rapid-launch agreement, with another four Gen-2 smallsats across the two additional Electron dedicated missions to follow.

Electron will deploy two of BlackSky’s high-resolution, multi-spectral, Gen-2 satellites to low Earth orbit, expanding BlackSky’s network in space and offering of real-time geospatial intelligence and monitoring services. BlackSky combines high-resolution images captured by its constellation of microsatellites with its proprietary artificial intelligence software to deliver analytics and insights to industries including transportation, infrastructure, land use, defense, supply chain management, and humanitarian aid.

“Dedicated launch on Electron means a bespoke service for satellite operators who want control over their schedule and orbital parameters,” says Rocket Lab founder and CEO Peter Beck. “Rapid launch with these three back-to-back missions enables BlackSky to fast-track their plans for a constellation that meets the hunger for real-time data produced by multiple images within 24 hours, rather than one image at the same time each day.”

“We’ve been partnering strongly with Rocket Lab over the past several months to gain high confidence in a launch campaign that will increase the capacity of our space network,” said Brian E. O’Toole, CEO of BlackSky. “This cadence of rapid launches demonstrates the accelerated pace at which we are able to expand our constellation and reinforces our commitment to delivering real-time data and intelligence.”

The ‘Love At First Insight’ launch is set to bring the total number of satellites launched by Rocket Lab to 107, joining a collection of successfully deployed satellites from various sectors including Earth-observation, Internet of Things, weather and climate monitoring, academia and scientific research, civil government, defense, and more. Information about the ‘Love At First Insight’ launch window will be made available in the coming days.

ENDS

Rocket Lab Media Contact:

Murielle Baker | (+64) 27 538 9040 | media@rocketlabusa.com

Images and video content:

www.rocketlabusa.com/about-us/updates/link-to-rocket-lab-imagery-and-video/

About Rocket Lab:

Rocket Lab is a global leader in space, building rockets and spacecraft that make it easier to get to orbit and to do amazing things there. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Rocket Lab’s Electron launch vehicle is the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab and Vector Acquisition Corporation (Nasdaq: VACQ), a publicly-traded special purpose acquisition company, announced a proposed business combination in the first quarter of 2021 (https://bwnews.pr/3yBYYzd). The transaction is expected to be completed in the third quarter of 2021. Upon closing, the combined company is expected to remain listed on the Nasdaq with its common stock and warrants trading under the new ticker symbols, “RKLB” and “RKLBW”, respectively.

Additional Information

This press release relates to a proposed transaction between Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (“Vector”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. The proxy statement/prospectus has been sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the proposed transaction are contained in Vector’s filings with the SEC, including Vector’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021, as amended by Amendment No. 1 on May 3, 2021, certain of its Current Reports filed on Form 8-K and the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021, and such information and names of Rocket Lab’s directors and executive officers is in the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021. Additional information regarding the interests of such potential participants in the solicitation process are included in the registration statement (and included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Vector’s, Rocket Lab’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed transaction with Vector may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction with Vector, including the adoption of the merger agreement governing the proposed transaction by Vector’s shareholders, and (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.